LIVE CALL INFORMATION	REPLAY INFORMATION
Tuesday, May 19, 2009 7AM Taiwan Monday, May 18, 2009 7PM NYC CEO / CFO Number: 1-201-689-8323 Listener Call Number: 1-201-689-8470 or 1-877-407-9039	Accessible 2 hours after the call through noon on Tuesday, May 26, 2009 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 320842

Operator Intro: Welcome to Himax Technologies’ first quarter 2009 financial results conference call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through noon on Tuesday, May 26, 2009 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 320842.  The replay will also be accessible at www.himax.com.tw.

Ashleigh Barreto

Thank you, operator. Welcome everyone to Himax’ first quarter 2009 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  We apologize that due to technical problems from our former conference call service provider in our last earnings call, questions were unable to come through. After the company’s prepared comments, we will have time for any questions today.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7026.  Or you can get a copy off Himax’ website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

Except for the Company’s full year of 2008 financials which were provided on the Company’s 20-F, filed with the SEC on May 15, 2009, the financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Ashleigh and thank you everyone for joining us on today’s call.

Before discussing our first quarter highlights and financial results, I would like to talk about the revisions to our fourth quarter and full year of 2008 financial results as disclosed in our press release, along with the 20-F filed with the SEC on May 15, 2009. The revisions were primarily made to account for a bad debt expense of $25.3 million related to our customer, SVA-NEC, and its associated tax benefit of $7.9 million. These two adjustments lowered our operating income by $25.3 million and net income by $17.4 million for the fourth quarter and full year of 2008. As a result, our earnings for the fourth quarter and full year of 2008 are lower than what we previously reported in our unaudited financial results. Our GAAP loss per share for the fourth quarter is now 7 cents and GAAP earning per share for the full year of 2008 is now 40 cents, compared to GAAP earnings per share of 2 cents and 49 cents as previously reported.

SVA-NEC, a subsidiary of SVA Group, is one of China’s largest TFT-LCD panel manufacturers with Shanghai municipal government being its majority shareholder. Starting in September 2008, SVA-NEC has delayed paying a significant portion of our outstanding accounts receivable. At the time, SVA-NEC had undertaken to fully and promptly resolve these outstanding payments and made partial payments in January and February 2009. Due to these payments, we did not make an allowance for doubtful accounts for SVA-NEC in the unaudited results furnished on February 19, 2009.

At the end of March 2009, new material information regarding SVA-NEC came to our attention. The Shanghai municipal government set up a conservatorship committee to assist in SVA Group’s restructuring. Two subsidiaries of SVA Group, SVA Electron and SVA Information Industry, are indirect shareholders of SVA-NEC and are listed on the Shanghai Stock Exchange. Since the end of March 2009, the stocks of these two companies have suspended trading for extended periods of time. In view of these developments and our increasing concern about SVA-NEC’s financial condition, we recorded an allowance of $25.3 million, the total amount of accounts receivable outstanding from SVA-NEC as of December 31, 2008, less any subsequent payments collected.

In 2009 to date, we have made several shipments to SVA-NEC, the majority of which were guaranteed by credible third parties. For the first quarter of 2009, we have made an allowance of doubtful accounts of $0.4 million for the un-guaranteed shipments incurred for the first quarter. To the extent that SVA-NEC’s financial condition does not improve, the maximum amount of allowance for doubtful accounts in relation to the remaining un-guaranteed shipments would be $0.2 million.

Notwithstanding this unfavorable incident, we believe our approach has been prudent and appropriately reflected the available information at any given time. This is the first time, since our inception in 2001; we have had to make a significant amount of allowance for doubtful accounts. We will, by all means possible, continue to seek to recover our accounts receivable from SVA-NEC.

Now, turning to first quarter 2009 financial results, I will start with brief highlights of our overall performance during the quarter.  Then I will provide our outlook for the second quarter of 2009. Our CFO, Max Chan, will then give you further details on our financial performance later on.

To begin, we are pleased that for the first quarter of 2009, we achieved revenues of $125.7 million, gross margin of 20.9%, and GAAP EPS of 2 cents, all meeting our guidance.

Our first quarter revenues of $125.7 million represents a 45.7% decline year-over-year and a 1.1% growth sequentially. While our first quarter revenues were at a similar level as the fourth quarter of 2008, the fluctuation in our monthly revenues had been unprecedented. In the fourth quarter of 2008, we experienced double-digit revenue decline month over month. In contrast, our monthly revenues rebounded strongly in the first quarter of 2009, showing double digit monthly revenue growth and were particularly strong in February and March.

Revenues from large panel display drivers were $89.1 million, down 53.4% from a year ago and down 1.6% sequentially. Large panel drivers accounted for 70.9% of our total revenues for the first quarter, as compared to 82.6% a year ago, and 72.9% for the previous quarter.

Revenues from small- and medium-sized applications were $28.9 million, down 10.6% from the same period last year and up 3.6% sequentially. Small- and medium-sized applications accounted for 23.0% of our total revenues for the first quarter as compared to 14.0% for the same period last year and 22.5% for the previous quarter.

Revenues from the non-driver businesses were $7.6 million, down 4.4% year-over-year and up 32.2% sequentially. The non-driver businesses accounted for 6.1% of our total revenues as compared to 3.4% a year ago and 4.6% for the previous quarter.

Our customers’ orders declined significantly toward the end of 2008. Starting from the later part of January, we began to see improvement in TFT-LCD panel demand primarily due to the overall inventory replenishments and the stimulus program implemented by the Chinese government for certain electronic appliances sold in rural areas. As a result, there has been an increase in rush orders for TFT-LCD panel manufacturers and for us. Although display drivers typically require the longest manufacturing lead time among the key components used in TFT-LCD panels, we are pleased that we were able to achieve on-time delivery for the majority of our customers’ orders, even those where we were given extremely short notice, which allowed our customers to capitalize on the business opportunities. We are proud to demonstrate, once again, our value to our customers through our understanding of the display driver business and our close collaboration with both customers and suppliers.

In the first quarter of 2009, our revenues from small- and medium-sized display drivers and non-driver combined accounted for 29.1% of our total revenues, an all-time record level, which again validated our product diversification strategy. As the world’s number one display driver supplier for large panel applications, according to iSuppli, we aim to achieve comparable leading position in our small- and medium-sized display driver in the not very distant future.

We are also leveraging our worldwide leadership in the TFT-LCD display drivers to penetrate other display-related semiconductors, which include timing controllers, LCOS projector solutions, power management ICs, TV chipsets, monitor scalers and CMOS image sensors. As an example, we are now working closely with several of China’s tier-one handset solution providers for our LCOS projector solutions and CMOS image sensors. These Chinese handset solution providers play a critical role in the development of the Chinese handset market and ecosystem. Another example to validate this cross-selling strategy is our timing controller and power management ICs where we have been winning new projects from various TFT-LCD panel manufacturers with which we have long been their strategic supplier in the display driver space.

In March 2009, we announced our CMOS image sensor product line, which is developed under Himax Imaging, our fully owned subsidiary. In two years since the team’s inception, we have successfully launched 3-mega-pixel, 2-mega-pixel and VGA sensors with product performance comparable to the world’s top tier players. In April, we made our first small-scale commercial shipment to one of the world’s leading cell phone camera module manufacturers. While we will concentrate primarily on customer design-wins and completing a more thorough product portfolio in 2009, we expect the CMOS image sensor to be one of our major long-term growth drivers.

While the global financial crisis has had a profound impact on the TFT-LCD industry, we believe that it is a great opportunity for us to capitalize on our strategy and grow our business. Customers around the world are paying attention to suppliers’ financial soundness, looking for industry’s leaders who have sufficient resources to fund R&Ds, product developments, and customer services on a sustainable basis.

Even amid the global economic downturn, our financial position has grown stronger over the last quarter. With no debts, our cash, cash equivalents and marketable securities available for sale were $204.6 million on March 31, 2009, a significant increase of $55.5 million from a quarter earlier. Backed by our strong balance sheet, we remain confident in the long-term growth prospects of our business and remain committed to add values to our shareholders.

On May 18th, our board approved an annual cash dividend of 30 cents per ordinary share which will be payable on June 29. Max, our CFO, will provide further details on the cash dividend and update on our share repurchase program later on in the call.

Before providing our second quarter 2009 guidance, I would like to share with you some recent observations.

We are seeing a strong, across the board rebound in the demand for our display drivers, as customers’ capacity utilizations have been substantially improved. We also expect rush orders to continue throughout the second quarter.

For the second quarter, we expect revenues to grow 52% to 55% sequentially, gross margin to remain flat and GAAP earnings per share to be in the range of 7 to 9 cents.

Now let me turn over to Max Chan, our CFO, for further details on our quarterly financials.

Mr. Max Chan

Thank you, Jordan. I will now provide additional detail for our first quarter financial results.

Our GAAP gross margin for the first quarter was 20.9%, down 440 basis points year-over-year and down 10 basis points sequentially.

For the first quarter, our GAAP operating expenses were $21.4 million, down 20.7% from $27.0 million a year ago and down 54.8% from $47.4 million for the previous quarter. As Jordan mentioned earlier, we recorded an allowance for doubtful accounts of $25.3 million for the fourth quarter of 2008 and $0.4 million for the first quarter of 2009.  Excluding these bad debt expenses related to SVA-NEC, our operating expenses were $21.0 million, down 4.9% from previous quarter and down 22.1% from a year ago. The significant year over year decrease in operating expenses was primarily the results of a series of cost control measures we have undertaken since the fourth quarter of 2008.

For the first quarter, GAAP net income was $4.4 million and earnings per share was 2 cents, down from $34.1 million and 18 cents for the same period last year and up from a GAAP net loss of $13.2 million and a GAAP loss per share of 7 cents for the previous quarter. Excluding the bad debt expense related to SVA-NEC and its associated tax benefit, our first quarter net income was $4.7 million, up from $4.2 million for the fourth quarter of 2008 and earnings per share was 3 cents for the first quarter of 2009, as compared to 2 cents for the fourth quarter of 2008.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the first quarter was 20.9%, down from 25.3% a year ago and virtually unchanged from 21.0% a quarter ago. Non-GAAP operating income for the first quarter was $7.7 million, down from $34.6 million for the same period last year and up from an operating loss of $18.8 million for the previous quarter. Excluding the bad debt expense related to SVA-NEC, our non-GAAP operating income for the first quarter was $8.1 million, up from $6.5 million for the previous quarter.

Non-GAAP net income was $7.0 million, or 4 cents per share, down from $37.0 million, or 19 cents per share for the same period last year, and up from a net loss of $10.9 million, or 6 cents per share for the previous quarter. Excluding the bad debt expense related to SVA-NEC and its associated tax benefit, our non-GAAP net income for the first quarter was $7.4 million, or 4 cents per share, up from $6.5 million, or 3 cents per share, for the fourth quarter 2008.

Share-based compensation and acquisition-related charges for the first quarter were $2.2 million and $0.4 million, respectively.

Inventory at the end of the first quarter was $63.9 million, down 47.8% from the $122.4 million a year ago, and down 34.1% from the $96.9 million a quarter ago. Our inventory days for the first quarter were 58 days, down significantly from 91 days for the previous quarter. For the past two quarters, our inventory level had continued to decline as we aggressively managed our procurement and inventory to better reflect our business needs and minimize the risks of excessive inventory.  As the overall demand for TFT-LCD panels and for our products have improved quite substantially for the past few months, we expect both of our procurement activity and inventory level to increase for the second quarter of 2009.

We completed our goodwill impairment test as of December 31, 2008, the balance sheet date. Based on the results of assessment of our fair value using an adjusted market capitalization approach, and as validated by our assessment using the discounted cash flow approach, we believe that our estimated fair value exceeded our stockholders’ equity and our goodwill was not impaired.

We generated positive operating cash flows of $64.6 million for the first quarter 2009, as compared to $28.8 million for the previous quarter, primarily due to a significant reduction in working capital, excluding cash and cash equivalents.

Capital expenditure for the first quarter was $3.1 million, the majority of which was for our color filter facility.

At the end of March 2009, our cash, cash equivalents and marketable securities available for sale were $204.6 million. Our board has approved an annual cash dividend of 30 cents per ordinary share, which will be paid on June 29 to shareholders of June 22. Books will be closed from June 15 to June 22.  Based on our current shares outstanding of 185 million shares, the total payout will be $55.5 million.

We continue to execute our $50 million share repurchase program announced in mid November 2008.  As of May 15, 2009, we have bought back around 7.4 million shares for a total of $14.4 million and our shares outstanding have been reduced accordingly. In 2007 and 2008, we have returned approximately $79.1 million and $75.5 million respectively to our shareholders by way of cash dividend and share buyback combined.

The second quarter guidance that Jordan provided earlier is based on 185 million diluted weighted average shares.

Operator, that concludes our prepared remarks.  We can now take any questions.

[Jordan’s closing remarks]
Thank you everyone for taking time to join today’s call.  We look forward to talking to you again at our next earnings call in early August.